ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from

19 August to 30 September 2008

DATE	DETAILS
19.9.08	Voting Rights and Capital (Transfer of shares out of Treasury)

10.9.08	Director Interests- Share Incentive Plan- monthly update and N Winser spouse transfer

1.9.08	Voting Rights and Capital (transfer from Treasury and NGplc monthly update)

22 and 29 8.08	Voting Rights and Capital (Transfers of shares out of Treasury)

21.8.08	Directors Interests- Dividend Reinvestment (NG final dividend 07/08)

19.8.08	Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme, concluding on 24 September. Annexed are further announcements made on 19, 20, 21, 22, 26, 27, 28 and 29 August; and 1, 2, 3, 4, 5, 8, 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23 and 24 September 2008- in respect of repurchases on each preceding business day.

During the period two separate ‘same day’ National Grid plc Forms 6-k were sent as follows:

26	August: ‘National Grid plc –Completion of Sale of Ravenswood Generating Station’

25	September: ‘National Grid plc-Transaction in Own Shares (2008/09 Share Repurchase Programme Completed)’.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
19 August to 30 September 2008

19th September 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 23,994 shares held in Treasury were transferred to share scheme participants, on 18th September 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 18 September 2008 consists of 2,581,913,516 ordinary shares, of which 146,113,801 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,435,799,715 shares with voting rights.

The figure of 2,435,799,715 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

10th September 2008

Notification of Directors’ Interests

—

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 40,115 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Monday 8th September, at a price of 693.7177 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	490,132 Ordinary Shares

Steven Holliday	1,037,507 Ordinary Shares

— —

Directors’ interests in National Grid plc (NG) Ordinary Shares

The Company’s Registrars have today confirmed that yesterday (9th September) a gift transfer was registered transferring 17,518 NG Ordinary shares from Nick Winser to his spouse.

His overall interest remains unchanged at 629,299 Ordinary shares.

Contact: R Kerner, Assistant Secretary – Share Schemes — (0207 004 3223)

1 September 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 44,065 shares held in Treasury were transferred to share scheme participants on 1 September 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 1 September 2008 consists of 2,581,913,516 ordinary shares, of which 134,203,059 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,447,710,457 shares with voting rights.

The figure of 2,447,710,457 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: Phil Higgins
Assistant Secretary
0207 004 3228

RNS Number : 3694C
National Grid PLC
29 August 2008

29 August 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 3,454 shares held in Treasury were transferred to share scheme participants on 29 August 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 29 August 2008 consists of 2,581,913,516 ordinary shares, of which 133,381,124 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,448,532,392 shares with voting rights.

The figure of 2,448,532,392 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

22nd August 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 4,260 shares held in Treasury were transferred to share scheme participants, on 21st August 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 21 August 2008 consists of 2,581,913,516 ordinary shares, of which 129,589,817 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,452,323,699 shares with voting rights.

The figure of 2,452,323,699 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (‘NG’)
21 August 2008

Notification of Directors’ Interests- Dividend Reinvestment:

NG late yesterday received notification from the Trustee that, following the operation of dividend reinvestment (the shares were purchased at 719.5p per share on 20 August 2008):

In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 28 ordinary shares;

In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 40 ordinary shares. And in the National Grid Share Matching Plan, Mark Fairbairn became interested in an additional 38 ordinary shares.

NG also received notification today from the Registrars that, following the operation of the National Grid plc Dividend Reinvestment Plan, Sir John Parker and Mark Fairbairn became interested in an additional 131 and 763 shares respectively. The shares were purchased during 20 August 2008 at 714.2p per share.

The Directors total interests after these changes are:

Director	Total interest after event

Mark Fairbairn	490,114

Steve Lucas	745,976

Sir John Parker	77,246

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

19th August 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 36,542 shares held in Treasury were transferred to share scheme participants, on 18th August 2008. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at 18 August 2008 consists of 2,581,913,516 ordinary shares, of which 128,080,077 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,453,833,439 shares with voting rights.

The figure of 2,453,833,439 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc – Transaction in Own Shares

19 August 2008

National Grid plc announces that on 18 August 2008 it purchased 407,000 of its ordinary shares at a price of 706.06 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,452,319,439 and the number of ordinary shares in Treasury will be 129,594,077.

End

National Grid plc – Transaction in Own Shares

20 August 2008

National Grid plc announces that on 19 August 2008 it purchased 432,000 of its ordinary shares at a price of 710.83 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,451,887,439 and the number of ordinary shares in Treasury will be 130,026,077.

End

National Grid plc – Transaction in Own Shares

21 August 2008

National Grid plc announces that on 20 August 2008 it purchased 901,000 of its ordinary shares at a price of 713.90 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,450,986,439 and the number of ordinary shares in Treasury will be 130,927,077.

End

National Grid plc – Transaction in Own Shares

22 August 2008

National Grid plc announces that on 21 August 2008 it purchased 846,761 of its ordinary shares at a price of 706.36 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,450,143,938 and the number of ordinary shares in Treasury will be 131,769,578.

End

National Grid plc – Transaction in Own Shares

26 August 2008

National Grid plc announces that on 22 August 2008 it purchased 815,000 of its ordinary shares at a price of 718.84 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,449,328,938 and the number of ordinary shares in Treasury will be 132,584,578.

End

National Grid plc – Transaction in Own Shares

27 August 2008

National Grid plc announces that on 26 August 2008 it purchased 800,000 of its ordinary shares at a price of 722.02 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,448,528,938 and the number of ordinary shares in Treasury will be 133,384,578.

End

National Grid plc – Transaction in Own Shares

28 August 2008

National Grid plc announces that on 27 August 2008 it purchased 866,000 of its ordinary shares at a price of 728.10 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,447,662,938 and the number of ordinary shares in Treasury will be 134,250,578.

End

National Grid plc – Transaction in Own Shares

29 August 2008

National Grid plc announces that on 28 August 2008 it purchased 721,000 of its ordinary shares at a price of 724.10 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,446,941,938 and the number of ordinary shares in Treasury will be 134,971,578.

End

National Grid plc – Transaction in Own Shares

1 September 2008

National Grid plc announces that on 29 August 2008 it purchased 1,184,117 of its ordinary shares at a price of 717.53 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,445,757,821 and the number of ordinary shares in Treasury will be 136,155,695.

End

National Grid plc – Transaction in Own Shares

2 September 2008

National Grid plc announces that on 1 September 2008 it purchased 465,126 of its ordinary shares at a price of 719.38 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,445,340,214 and the number of ordinary shares in Treasury will be 136,573,302.

End

National Grid plc – Transaction in Own Shares
3 September 2008

National Grid plc announces that on 2 September 2008 it purchased 935,000 of its ordinary shares at a price of 726.16 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,444,405,214 and the number of ordinary shares in Treasury will be 137,508,302.

End

National Grid plc – Transaction in Own Shares

4 September 2008

National Grid plc announces that on 3 September 2008 it purchased 1,022,000 of its ordinary shares at a price of 711.04 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,443,383,214 and the number of ordinary shares in Treasury will be 138,530,302.

End

National Grid plc – Transaction in Own Shares

5 September 2008

National Grid plc announces that on 4 September 2008 it purchased 1,000,000 of its ordinary shares at a price of 708.04 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,442,383,214 and the number of ordinary shares in Treasury will be 139,530,302.

End

National Grid plc – Transaction in Own Shares

8 September 2008

National Grid plc announces that on 5 September 2008 it purchased 1,350,000 of its ordinary shares at a price of 688.62 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,441,033,214 and the number of ordinary shares in Treasury will be 140,880,302.

End

National Grid plc – Transaction in Own Shares
9 September 2008

National Grid plc announces that on 8 September 2008 it purchased 278,493 of its ordinary shares at a price of 688.81 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,440,754,721 and the number of ordinary shares in Treasury will be 141,158,795.

End

National Grid plc – Transaction in Own Shares

10 September 2008

National Grid plc announces that on 9 September 2008 it purchased 1,000,000 of its ordinary shares at a price of 700.27 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,439,754,721 and the number of ordinary shares in Treasury will be 142,158,795.

End

National Grid plc – Transaction in Own Shares

11 September 2008

National Grid plc announces that on 10 September 2008 it purchased 883,000 of its ordinary shares at a price of 701.45 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,438,871,721 and the number of ordinary shares in Treasury will be 143,041,795.

End

National Grid plc – Transaction in Own Shares

12 September 2008

National Grid plc announces that on 11 September 2008 it purchased 853,000 of its ordinary shares at a price of 704.80 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,438,018,721 and the number of ordinary shares in Treasury will be 143,894,795.

End

National Grid plc – Transaction in Own Shares

15 September 2008

National Grid plc announces that on 12 September 2008 it purchased 943,000 of its ordinary shares at a price of 711.01 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,437,075,721 and the number of ordinary shares in Treasury will be 144,837,795.

End

National Grid plc – Transaction in Own Shares

16 September 2008

National Grid plc announces that on 15 September 2008 it purchased 1,300,000 of its ordinary shares at a price of 718.54 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,435,775,721 and the number of ordinary shares in Treasury will be 146,137,795.

End

National Grid plc – Transaction in Own Shares

17 September 2008

National Grid plc announces that on 16 September 2008 it purchased 1,500,000 of its ordinary shares at a price of 727.54 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,434,275,721 and the number of ordinary shares in Treasury will be 147,637,795.

National Grid plc – Transaction in Own Shares

18 September 2008

National Grid plc announces that on 17 September 2008 it purchased 1,360,000 of its ordinary shares at a price of 722.41 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,432,915,721 and the number of ordinary shares in Treasury will be 148,997,795.

End

National Grid plc – Transaction in Own Shares

19 September 2008

National Grid plc announces that on 18 September 2008 it purchased 1,100,000 of its ordinary shares at a price of 715.76 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,431,839,715 and the number of ordinary shares in Treasury will be 150,073,801.

End

National Grid plc – Transaction in Own Shares

22 September 2008

National Grid plc announces that on 19 September 2008 it purchased 1,000,000 of its ordinary shares at a price of 709.37 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,430,839,715 and the number of ordinary shares in Treasury will be 151,073,801.

End

National Grid plc – Transaction in Own Shares

23 September 2008

National Grid plc announces that on 22 September 2008 it purchased 1,050,000 of its ordinary shares at a price of 712.27 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,429,789,715 and the number of ordinary shares in Treasury will be 152,123,801.

End

National Grid plc – Transaction in Own Shares

24 September 2008

National Grid plc announces that on 23 September 2008 it purchased 750,000 of its ordinary shares at a price of 704.29 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,429,039,715 and the number of ordinary shares in Treasury will be 152,873,801.